Form 4
1.   Name and Address of Reporting Person -
     Peter R. Kellogg
     C/O Spear, Leeds & Kellogg
     120 Broadway
     New York, NY 10271
2.   Issuer Name and Ticker or Trading Symbol -- ELXSI Corp.
     (ELXS)
3.   IRS or Social Security Number of Reporting Person
     (Voluntary)
4.   Statement for Month/Year -- August, 1999
5.   If Amendment, Date of Original (Month/Year)
6.   Relationship of Reporting Person to Issuer -- 10% Owner

Table I - Non-Derivative Securities Acquired, Disposed of,
or Beneficially Owned
1.   Title of Security -- Common Stock $.001 Par Value
2.   Transaction Date. - August 5, 1999.
3.   Transaction Code - P.
4.   Securities Acquired (A) or Disposed of (D)
          Amount = 1,500.
          (A)  or (D) = (A)
          Price 12.50.
2.      Transaction Date. - August 9, 1999.
3.      Transaction Code - P.
4.      Securities Acquired (A) or Disposed of (D)
          Amount = 1,000.
          (A)  or (D) = (A)
          Price 11.75.
2.      Transaction Date. - August 10, 1999.
3.      Transaction Code - P.
4.      Securities Acquired (A) or Disposed of (D)
          Amount = 600.
          (A)  or (D) = (A)
          Price 11.625.
2.      Transaction Date. - August 11, 1999.
3.      Transaction Code - P.
4.      Securities Acquired (A) or Disposed of (D)
          Amount = 1,900.
          (A)  or (D) = (A)
          Price 11.625.
2.      Transaction Date. - August 16, 1999.
3.      Transaction Code - P.
4.      Securities Acquired (A) or Disposed of (D)
          Amount = 1,500.
          (A)  or (D) = (A)
          Price 11.875.
2.      Transaction Date. - August 17, 1999
3.      Transaction Code - P.
4.      Securities Acquired (A) or Disposed of (D)
          Amount = 2,500.
          (A)  or (D) = (A)
          Price 11.875.
2.      Transaction Date. - August 26, 1999.
3.      Transaction Code - P.
4.      Securities Acquired (A) or Disposed of (D)
          Amount = 1,000.
          (A)  or (D) = (A)
          Price 11.875.
5    Amount of Securities Beneficially Owned at End of Month
     = 100,000.
6    Ownership Form -- (D).
7    Nature of Indirect Beneficial Ownership -- N/A.
5.   Amount of Securities Beneficially Owned at End of Month
     = 125,000.
6.   Ownership Form - (I).
7. Cynthia Kellogg, Mr. Kellogg's spouse. Mr. Kellogg disclaims beneficial ownership of these shares.
5.     Amount of Securities Beneficially Owned at End of
  Month
     = 310,500.
6.   Ownership Form - (I).
7. Nature of Indirect Beneficial Ownership - I.A.T. Reinsurance Syndicate Ltd., a Bermuda Corporation of which Mr. Kellogg is the sole holder of voting stock. Mr. Kellogg disclaims beneficial ownership of these shares.
5.   Amount of Securities Beneficially Owned at End of Month
     = 200,000.
6.     Ownership Form - (I).
7. Peter R. and Cynthia K. Kellogg Foundation. Mr. Kellogg disclaims beneficial ownership of these shares.
5.   Amount of Securities Beneficially Owned at End of Month
     = 50,000.
6.   Ownership Form - (I).
7. Nature of Indirect Beneficial Ownership - NOM Trust U/W/O James C. Kellogg III, of which Peter R. Kellogg is a trustee. Mr. Kellogg disclaims beneficial ownership of these shares.


Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security.                        N/A.
2. Conversion or Exercise Price of Derivative Security. N/A.
3. Transaction Date.                                    N/A.
4. Transaction Code.                                    N/A.
5. Number of Derivative Securities Acquired or Disposed N/A.
6. Date Exercisable and Expiration Date                 N/A.
7. Title and Amount of Underlying Securities            N/A.
8. Price of Derivative Securities                     N/A.
9. Number of Derivative Securities Beneficially Owned at End
   of Month                                           N/A.
10.Ownership Form of Derivative Security
   N/A.
11.Nature of Indirect Beneficial Ownership            N/A.